EXHIBIT 99.1

Qatar Petroleum and Hydro Sign Joint Venture Agreement for World-Class Aluminium Plant

OSLO, Norway, March 23, 2006 (PRIMEZONE) -- Qatar Petroleum and Hydro have signed an agreement to form a joint venture for the development, construction and operation of a world-class aluminium plant in Qatar. The agreement marks an important step forward to build one of the world's largest and most competitive primary aluminium plants.

The joint venture agreement was signed in Qatar's capital Doha on Thursday by HE Abdullah Bin Hamad Al-Attiyah, Second Deputy Premier, Minister of Energy and Industry, Chairman of the Board of Directors and Managing Director of Qatar Petroleum, and Hydro President and CEO Eivind Reiten.

The signing of the joint venture agreement follows the heads of agreement between the partners, signed in December 2004.

A joint venture company, Qatalum, will be established to build and operate the primary aluminium plant - consisting of a smelter, a casthouse and a carbon plant - as well as a dedicated power plant. Qatar Petroleum and Hydro will each hold 50 percent of the new company. The plant is scheduled to start production in 2009.

The smelter will have an annual capacity of 585,000 tonnes of primary aluminium. The dedicated gas power plant has a planned installed capacity of 1,350 MW. The project, to be located in the Mesaieed Industrial City in Qatar, will be the largest initial phase greenfield aluminium smelter ever built. The plant could be expanded to an annual capacity of approximately 1.2 million tonnes.

The Qatalum project is based on strong strategic fundamentals. Qatar Petroleum is providing a unique combination of long-term competitive energy resources, an industrial infrastructure and location to accommodate this large project.

Hydro is a leading integrated, global aluminium company, and a technology leader in the aluminium industry. Hydro brings more than 80 years of operational experience, leading positions in the aluminium metal products markets and strong record in the execution of large projects.

HE Abdullah Bin Hamad Al-Attiyah stated: "Qatar offers the best conditions for this kind of industrial development. The policy of the Government of Qatar is to broaden the industrial base of the country, ensuring the best environmental standards and working conditions. Qatar is an ideal location for serving growing aluminium markets in Asia, Europe and also North America. The vast gas resources of Qatar, combined with the country's ambition to diversify its industry, will ensure a long-term competitive aluminium plant."

"This project represents a key element in Hydro's strategy to reposition our upstream aluminium business, expanding production in energy-rich parts of the world," said Eivind Reiten. "Qatalum will be an important contributor to improve Hydro's relative cost position in production of primary aluminium and to meet the future growth in demand."

Construction is expected to begin mid-2007 with the first metal to be produced fourth quarter of 2009. Full production is expected to be reached mid-2010. The schedule is based on final build decisions to be made in 2007, following a phase of ongoing concept selection and detailed engineering.

The planned smelter will have operating costs among the most competitive in the world resulting in a robust project economy.

The product casthouse will have capacity to produce all of the smelter production as upgraded, value added, products; extrusion ingot and foundry alloys. The marketing will be handled by Hydro.

Hydro will supply its captive potroom technology, the global environmental benchmark in the aluminium industry. Hydro will also provide resources for the planning, construction and commissioning of the project. The partners are in the process of establishing the organization needed to execute the project.

About the partners:

Qatar Petroleum (previously known as Qatar General Petroleum Corporation) was established in 1974 as a national corporation completely owned by the State of Qatar. Qatar Petroleum is responsible for all oil and gas industry processes in Qatar and abroad, including exploration and drilling for oil, natural gas and other hydrocarbon substances, production, refining, transport and storage of the aforementioned substances and any of their derivatives and by-products, as well as trading in, distribution, sale and export of these substances.

Hydro is a Fortune 500 energy and aluminium supplier with 33,000 employees in 40 countries. Hydro is a leading offshore producer of oil and gas, the world's third-largest aluminium supplier and a leader in the development of renewable energy sources. The company's mission is to strengthen the viability of the customers and communities it serves.

Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2004 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.hydro.com).

CONTACT: Hydro Aluminium
         Press contact               Investor contact
         Thomas Knutzen              Idar Eikrem
         +47 225 39 115              +47 22 533 273
         +47 906 123 59              +47 950 28 363
 E-mail: Thomas.Knutzen@hydro.com    Idar.Eikrem@hydro.com

         Hydro Aluminium
         Drammensveien 264
         N-0240 Oslo
         Norway
         Telephone: +47 22 53 81 00
         Fax: +47 22 53 27 25
         www.hydro.com